November 1, 2023

Via EDGAR Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Lauren Hamill

Re:	Chemomab Therapeutics Ltd.
Registration Statement on Form F-3
Filed October 16, 2023, as amended on October 30, 2023
Registration No. 333-275002

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on November 3, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Chemomab Therapeutics Ltd. or its counsel may request via telephone call to the staff. Please contact by email to our counsel, Meitar Law Offices, by emailing Matthew Rudolph, Adv. at matthewr@meitar.com, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Sincerely yours,

Chemomab Therapeutics Ltd.

By:	/s/ Adi Mor
Adi Mor
Chief Executive Officer

cc:	Matthew Rudolph, Adv.